Exhibit 99.2

NEWS RELEASE

FOR IMMEDIATE RELEASE
ST. LOUIS, MISSOURI
May 23, 2008

Angelica Declares Quarterly Dividend

ST. LOUIS, Missouri (May 23, 2008) — The Board of Directors of Angelica Corporation (NYSE: AGL) has declared a quarterly dividend of 11 cents per share on the Common Stock of the Corporation, payable on July 3, 2008, to shareholders of record June 24, 2008.

Angelica Corporation, traded on the New York Stock Exchange under the symbol AGL, is a leading provider of textile rental and linen management services to the U.S. healthcare market. More information about Angelica is available on its website, www.angelica.com.

For additional information contact:

JIM SHAFFER CHIEF FINANCIAL OFFICER ANGELICA CORPORATION TELE: (314) 854-3800	DEVLIN LANDER INTEGRATED CORPORATE RELATIONS, INC. (415) 292-6855

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